Exhibit 12.1

Earnings to Fixed Charges

	10/1/05-	2/17/06-					Quarter ended	Quarter ended
	2/16/06	09/30/06	2007	2008	2009	2010	1/1/2011	1/2/2010
Earnings:
Income (loss) before taxes	19	-51	-208	-150	-28	-195	-107	-38
Interest	8	47	240	262	263	350	80	70
Interest portion of rental expense	1	2	15	19	19	19	5	5
	28	-2	47	131	254	174	-22	37

Fixed Charges:
Interest	8	47	240	262	263	350	80	70
Interest capitalized	0	-1	-2	-2	-2	-2	-1	-1
Interest portion of rental expense	1	2	15	19	19	19	5	5
	8	48	253	279	279	367	84	74

Ratio	3.3	0.0	0.2	0.5	0.9	0.5	-0.3	0.5

Shortfall (overage)	-19	51	206	148	26	193	106	37